UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2026

Chueng Siu Chung
Chief Executive Officer
La Beaute Inc.
7950 NW 53rd St, Ste 337
Miami, FL 33166

Re: La Beaute Inc.
Registration Statement on Form S-1
Filed August 31, 2026
File No. 333-298652

Dear Chueng Siu Chung:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services